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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 2)

                               CopyTele, Inc
- --------------------------------------------------------------------------
                             (Name of Issuer)

    Common Sock, $.01 par value                    217721 10 9
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

             Anne Rotondo, Corporate Secretary, CopyTele, Inc.
           900 Walt Whitman Road, Huntington Station, NY  11746
                              (516) 549-5900
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               June 27, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

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 CUSIP No.       217721 10 9             13D


     1     NAME OF REPORTING PERSON:    Frank J. DiSanto

           S.S. OR I.R.S. IDENTIFICATION NO.   S.S. # ###-##-####
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  SEE ITEM 3

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      USA
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       3,275,390 (1)
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     NONE
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  3,275,390 (1)
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       NONE
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,275,390 (1)
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:
           SEE ITEM 5

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.49%

    14     TYPE OF REPORTING PERSON:    IN





          (1)  Includes 742,500 shares which Mr. DiSanto has the
          right to acquire upon exercise of options granted pursuant to the Issuer's 1987 Stock Option Plan and the Issuer's 1993 Stock Option Plan.
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          This Statement amends and restates in part the Statement on
Schedule 13D previously filed with the Securities and Exchange Commission on January 28, 1993 by Frank J. DiSanto, regarding his beneficial ownership of common stock, $.01 par value ("Common Stock"), of CopyTele, Inc., a Delaware corporation (the "Corporation"), as previously amended by Amendment No. 1.


Item 1.   Security and Issuer.
          -------------------

          This Statement relates to the Common Stock. The address of the principal executive office of the Corporation is 900 Walt Whitman Road, Huntington Station, New York 11746.

Item 2.   Identity and Background.
          -----------------------

          (a)-(c) This statement is filed by Frank J. DiSanto, whose business address is CopyTele, Inc., 900 Walt Whitman Road, Huntington Station, NY 11746. Mr. DiSanto is the President and a Director of the Corporation, which is located at the address stated in Item 1. The Corporation, a development stage enterprise, is engaged in the design and development of telecommunications products incorporating its ultra-high resolution charged particle (electrophoretic) flat panel display screen for the receipt and transmission of text, facsimile, graphics and pictures.

          (d)-(e) During the last five years, Mr. DiSanto (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal




















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or state securities laws or finding any violations with respect to such laws.

          (f)  Mr. DiSanto is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          From May 10, 1995 through and including June 27, 1995, Mr. DiSanto purchased, for an aggregate of $990,000, an aggregate of 180,000 shares of Common Stock from the Corporation pursuant to the exercise of options granted to Mr. DiSanto on June 5, 1987 under the Corporation's 1987 Stock Option Plan. The funds for the purchase of such shares (which previously were reported as being beneficially owned) were from the proceeds of sales of an equivalent number of shares pursuant to a Registration Statement on Form S-8 under the Securities Act of 1933, as amended ($990,000 of which were borrowed by Mr. DiSanto, pending settlement of the trades, from Dean Witter Reynolds, Inc., the broker effecting the sales, pursuant to margin loans having customary terms). See Item 5.

Item 4.   Purpose of Transaction.
          ----------------------

          Mr. DiSanto has acquired the shares of Common Stock in order to obtain and/or increase his equity position in the Corporation and to provide capital to the Corporation. Depending on the price and availability of shares of Common Stock, future developments at the Corporation, other investment and business opportunities available to Mr. DiSanto, and general economic conditions, Mr. DiSanto may determine to purchase, in the open market, in privately negotiated transactions, or








































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otherwise, additional shares of Common Stock.  Depending on such factors,
Mr. DiSanto may also determine to sell in the open market, in privately negotiated transactions, or otherwise, all or a part of his shares of Common Stock.

          Except as set forth above, Mr. DiSanto has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) As of the date of this Statement, Mr. DiSanto beneficially owns an aggregate of 3,275,390 shares of Common Stock, representing 12.49% of the outstanding shares of Common Stock, including 742,500 shares of Common Stock subject to options granted under the Corporation's 1987 and 1993 Stock Option Plans, but not including 200,000 shares of Common Stock subject to options granted to Mr. DiSanto on January 4, 1995 under the Corporation's 1993 Stock Option Plan which are not exercisable until January 4, 1996.

          (b) Mr. DiSanto has the sole power to vote, direct the voting of, dispose of and direct the disposition of, such shares of Common Stock.

          (c)  On May 10, 1995, May 23, 1995, June 6, 1995, June 8, 1995,
June 14, 1995, June 19, 1995, June 20, 1995, June 22, 1995, June 26, 1995
and June 27, 1995, respectively, Mr. DiSanto disposed of an aggregate of 180,000 shares of Common Stock, as further described in Item 3 above and in Schedule A attached hereto.






























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          Except for the acquisition and disposition of shares of Common
Stock described herein and in Schedule A attached hereto, Mr. DiSanto has not effected any transactions in shares of Common Stock during the sixty days preceding the date of this Statement.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Mr. DiSanto.

          (e)  Not Applicable.
















































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Item 6.   Contracts, Arrangement, Understandings or Relationships with
          ------------------------------------------------------------
          Respect to Securities of the Issuer.
          -----------------------------------

          None


Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          None





















































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                                 SIGNATURE
                                 ---------
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    June 30, 1995


                              /s/ Frank J. Disanto
                              --------------------
                              Frank J. DiSanto





















































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                                 SCHEDULE A
                                 ----------

          Mr. DiSanto disposed of an aggregate of 180,000 shares of Common Stock during the sixty days preceding the date of this Amendment, as further described below. All sales were effected on the NASDAQ-National Market. The Price Per Share excludes broker's commissions.



Date of Transaction      Number of Shares    Price Per Share
- -------------------      ----------------    ---------------
May 10, 1995             10,000              $7.000
May 10, 1995             10,000               6.875
May 23, 1995             20,000               6.750
June 6, 1995             10,000               6.625
June 8, 1995             20,000               6.625
June 8, 1995             20,000               6.875
June 14, 1995            10,000               7.000
June 19, 1995            10,000               7.000
June 20, 1995            10,000               7.031
June 22, 1995            10,000               7.313
June 26, 1995            10,000               7.500
June 27, 1995            10,000               7.500
June 27, 1995            10,000               7.625
June 27, 1995            20,000               9.000
